UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 14, 2005 (June 8, 2005)

Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51292**	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1610

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets

On June 8, 2005, Behringer Harvard Mid-Term Value Enhancement Fund I LP (which may be referred to herein as the "Registrant," "we," "our" or "us") acquired a two-story suburban office building containing approximately 33,467 rentable square feet located on approximately 2.0 acres of land at 5072 Plano Parkway in Plano, Texas, a suburb of Dallas (the "Parkway Vista") through our direct and indirect partnership interests in Behringer Harvard Parkway Vista LP (the "Parkway Vista Partnership"). The contract purchase price for the Parkway Vista was $5,200,000, excluding closing costs. The Parkway Vista was acquired by the Parkway Vista Partnership entirely through the use of proceeds of our public offering of our limited partnership units.

The Parkway Vista is held by the Parkway Vista Partnership in which Behringer Harvard Parkway Vista GP, LLC, our wholly-owned subsidiary, is the general partner and we are the limited partner. The purchase price for the transaction was determined through negotiations between the seller of the property, Parkway Monticello Partners, Ltd., an unaffiliated third party, and Harvard Property Trust, LLC, an entity affiliated with our general partners. In evaluating the Parkway Vista as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income, expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, credit worthiness of tenants, quality of tenants, lease terms and price per square foot. Our general partners believe that the Parkway Vista is well located, has acceptable roadway access, attracts a high-quality tenant, is well maintained, adequately insured and has been professionally managed.

The Parkway Vista, which was constructed in 2002, is approximately 96% leased and includes the following major tenants: American Express Financial Advisors, Blue Star Title, Inc. and HKB–Brooks Rehabilitation.

American Express Financial Advisors offers financial planning, products and services to individuals, businesses and institutions. American Express Financial Advisors leases 5,614 square feet for an annual rent of $113,397 under a lease that expires in January 2008. The current lease allows American Express Financial Advisors the option of one five-year renewal at the market rental rate.

Blue Star Title, Inc. is an independent title insurance company. Blue Star Title, Inc. leases 4,780 square feet for an annual rent of $105,160 under a lease that expires in November 2007. The current lease allows Blue Star Title, Inc. the option of one five-year renewal at the market rental rate.

HKB-Brooks Rehabilitation provides individual and family rehabilitation services. HKB-Brooks Rehabilitation leases 4,573 square feet for an annual rent of $99,463 under a lease that expires in August 2007. The current lease allows HKB-Brooks Rehabilitation the option of two five-year renewals at the market rental rate.

HPT Management Services LP (the "Management Company"), our affiliate, has the sole and exclusive right to manage and arrange for the leasing of the Parkway Vista. Among other things, the Management Company will have the authority to negotiate and enter into leases of the property on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. As compensation, the Management Company will receive a property management fee equal to 4% of annual gross revenues. The Management Company has subcontracted certain of its on-site management services to Trammell Crow Services, Inc.

Item 9.01 Financial Statements and Exhibits

      (a)   Financial Statements of Businesses Acquired.

Since it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, the Registrant hereby confirms that the required financial statements will be filed on or before August 24, 2005, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

      (b)   Pro Forma Financial Information.

See Paragraph (a) above.

      (c)   Exhibits.

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Mid-Term Value Enhancement Fund I LP

By: Behringer Harvard Advisors I LP
Co-General Partner

Dated: June 14, 2005   By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer and Treasurer